Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING COURT APPROVAL TO
SETTLEMENT IN A CLASS ACTION

Tel Aviv, Israel, January 17, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its announcement dated September 27, 2017 regarding the revised settlement with the Plaintiffs as to the class action #1318/99 (Gadish v. Elscint et. al.) (the “Settlement”), that the court has given final approval of the Settlement.

For further information with regards to the class action, please see Note 13B.(1) of our Annual Consolidated Financial Statements as of December 31, 2016, filed as part of our 2016 Annual Report on Form 20-F.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Development of shopping and entertainment centers in emerging markets; (ii) Medical industries and devices for (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and (iii) Land in India designated for sale to residential projects.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com